                                                             OMB APPROVAL
                                                      --------------------------
                                                      OMB Number:      3235-0145
                                                      Expires: February 28, 2006
                                                      Estimated average burden
                                                      hours per response......11

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G/A
                               (AMENDMENT NO. 1)*

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13(d)-2(b)

                            Star Gas Partners, L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Units
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   85512C105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2005
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


Page 1 of 17 Pages

CUSIP No. 85512C105                                           Page 2 of 16 pages
          ---------

--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

          The Pabrai Investment Fund II, L.P.
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]

        (b) [X]

--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

          Illinois
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       0
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      796,300
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     0
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   796,300
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

          796,300
--------------------------------------------------------------------------------
 10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

        [ ]
--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

          2.5%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

          PN
--------------------------------------------------------------------------------

CUSIP No. 85512C105                                           Page 3 of 16 pages
          ---------

--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

          Pabrai Investment Fund 3, Ltd.
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]

        (b) [X]

--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

          British Virgin Islands
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       0
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      786,800
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     0
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   786,800
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

          786,800
--------------------------------------------------------------------------------
 10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

        [ ]
--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

          2.4%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

CUSIP No. 85512C105                                           Page 4 of 16 pages
          ---------

--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

          The Pabrai Investment Fund IV, L.P.
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]

        (b) [X]

--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

          Delaware
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       0
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      1,095,000
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     0
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   1,095,000
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

          1,095,000
--------------------------------------------------------------------------------
 10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

        [ ]
--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

          3.4%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

          PN
--------------------------------------------------------------------------------

CUSIP No. 85512C105                                           Page 5 of 16 pages
          ---------

--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

          Dalal Street, LLC
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]

        (b) [X]

--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

          California
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       0
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      2,678,100
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     0
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   2,678,100
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

          2,683,100
--------------------------------------------------------------------------------
 10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

        [ ]
--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

          8.3%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

CUSIP No. 85512C105                                           Page 6 of 16 pages
          ---------

--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

          Dalal Street, Inc.
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]

        (b) [X]

--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

          Illinois
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       0
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      5,000
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     0
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   5,000
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

          5,000
--------------------------------------------------------------------------------
 10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

        [ ]
--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

          *
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

*    Less than one-tenth of one percent.

CUSIP No. 85512C105                                           Page 7 of 16 pages
          ---------

--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

          Rainbee, Inc.
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]

        (b) [X]

--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

          California
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       0
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      2,355
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     0
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   2,355
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

          2,355
--------------------------------------------------------------------------------
 10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

        [ ]
--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

          *
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

*    Less than one-tenth of one percent.

CUSIP No. 85512C105                                           Page 8 of 16 pages
          ---------

--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

          Harina Kapoor
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]

        (b) [X]

--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

          United States
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       0
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      10,430
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     0
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   10,430
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

          10,430*
--------------------------------------------------------------------------------
 10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

        [ ]
--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

          **
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

* Includes (a) 6,519 Common Units held by Ms. Kapoor and Mr. Pabrai as joint tenants with rights of survivorship, (b) 2,355 Common Units held by Rainbee, Inc. (a corporation wholly-owned by Ms. Kapoor) and (c) 1,556 Common Units held by the IRA FBO Harina Kapoor.

**   Less than one-tenth of one percent.

CUSIP No. 85512C105                                           Page 9 of 16 pages
          ---------

--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

          Mohnish Pabrai
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]

        (b) [X]

--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

          United States
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       2,442
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      2,701,570
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     2,442
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   2,701,570
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

          2,704,012*
--------------------------------------------------------------------------------
 10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

        [ ]
--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

          8.4%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

* Includes (a) 8,040 Common Units held by Mr. Pabrai, as trustee, for the benefit of others under the Uniform Gifts to Minors Act, (b) 6,519 Common Units held by Mr. Pabrai and his wife as joint tenants with rights of survivorship, (c) 2,355 Common Units held by Rainbee, Inc. (a corporation wholly-owned by Mr. Pabrai's wife) and (d) 1,556 Common Units held by the IRA FBO Harina Kapoor.

CUSIP No. 85512C105                                          Page 10 of 16 pages
          ---------

ITEM 1. (a)    NAME OF ISSUER.                           Star Gas Partners, L.P.

ITEM 1. (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE   2187 Atlantic Street
               OFFICES.                                  Stamford, CT  06902

ITEM 2. (a)    NAME OF PERSON FILING.

         This Schedule 13G is filed on behalf of The Pabrai Investment Fund II, L.P., an Illinois limited partnership ("PIF2"), Pabrai Investment Fund 3, Ltd., a British Virgin Islands corporation ("PIF3"), The Pabrai Investment Fund IV, L.P., a Delaware limited partnership ("PIF4"), Rainbee, Inc., a California corporation ("Rainbee"), Dalal Street, LLC, a California limited liability company ("Dalal"), which is general partner of PIF2 and PIF4 and sole investment manager of PIF3, Dalal Street, Inc., an Illinois corporation, Harina Kapoor, sole shareholder of Rainbee, and Mohnish Pabrai, sole shareholder and chief executive officer of Dalal and Dalal Street, Inc. and a shareholder and president of PIF3 (collectively, the "Reporting Persons"), pursuant to a Joint Reporting Agreement dated February 14, 2006, filed by the Reporting Persons as Exhibit A to this Schedule 13G.

ITEM 2. (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

                                  114 Pacifica
                                  Suite 240
                                  Irvine, CA 92618-3321

ITEM 2. (c)    CITIZENSHIP.

         PIF2 is an Illinois limited partnership. PIF4 is a Delaware limited partnership. PIF3 is a British Virgin Islands corporation. Rainbee is a California corporation. Dalal is a California limited liability company. Dalal Street, Inc. is an Illinois corporation. Mohnish Pabrai is a United States citizen and his wife, Harina Kapoor, is also a United States citizen.

ITEM 2. (d)    TITLE OF CLASS OF SECURITIES.      Common Units.

ITEM 2. (e)    CUSIP NUMBER.        85512C105

ITEM 3. IF THIS STATEMENT IS FLED PURSUANT TO RULE 13d-1(b), 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               Not applicable.

CUSIP No. 85512C105                                          Page 11 of 16 pages
          ---------


ITEM 4.        OWNERSHIP.

(a) and (b).

         This Schedule 13G shall not be construed as an admission that any Reporting Person is, either for purposes of Section 13(d) or 13(g) of the Exchange Act of 1934, as amended (the "Act") or for other purposes, is the beneficial owner of any securities covered by this statement. By virtue of the relationships between and among (i) Dalal in its capacity as the general partner and investment manager of PIF2, PIF4 and PIF3, respectively, (ii) Mohnish Pabrai, in his capacity as sole shareholder and chief executive officer of Dalal and Dalal Street, Inc. and as president of PIF3 and (iii) the other Reporting Persons, as further described in Item 2(a), each of the Reporting Persons may be deemed to be the beneficial owner of all or a portion of the Common Units held by the other Reporting Persons. Because of the relationships described in Item 2(a), the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the Common Units held by members of the group. The Reporting Persons disclaim membership in a group and disclaim beneficial ownership of any of the Common Units except as follows.

                                          Common Units
Reporting Person                       Beneficially Owned       % of Class (++)
----------------                       ------------------       ---------------
The Pabrai Investment Fund II, L.P.         796,300                  2.5%

Pabrai Investment Fund 3, Ltd.              786,800                  2.4%

Pabrai Investment Fund IV, L.P.            1,095,000                 3.4%

Dalal Street, LLC                          2,683,100                 8.3%

Dalal Street, Inc.                           5,000                    *

Rainbee, Inc.                                2,355                    *

Harina Kapoor                               10,430**                  *

Mohnish Pabrai                            2,704,012***               8.4%


* Less than one-tenth of one percent.

** Includes (a) 6,519 Common Units held by Ms. Kapoor and Mr. Pabrai as joint tenants with rights of survivorship, (b) 2,355 Common Units held by Rainbee, Inc. and (c) 1,556 Common Units held by the IRA FBO Harina Kapoor.

*** Includes (a) 8,040 Common Units held by Mr. Pabrai, as trustee, for the benefit of others under the Uniform Gifts to Minors Act, (b) 6,519 Common Units held by Mr. Pabrai and his wife as joint tenants with rights of survivorship,
(c) 2,355 Common Units held by Rainbee, Inc. (a corporation wholly-owned by Mr. Pabrai's wife) and (d) 1,556 Common Units held by the IRA FBO Harina Kapoor.

CUSIP No. 85512C105                                          Page 12 of 16 pages
          ---------


++ All percentages in this table are based on the 32,165,528 Common Units of Star Gas Partners, L.P. issued and outstanding as of December 8, 2005, as reported in the Form 10-K for the fiscal year ended September 30, 2005 filed with the Securities and Exchange Commission on December 13, 2005.

(c)

         Dalal Street, LLC and Mohnish Pabrai, in his capacity as chief executive officer of Dalal Street, LLC, have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of the Common Units set forth opposite the name of each of PIF2, PIF4 and PIF3 in the table above. Dalal Street, LLC and Mohnish Pabrai disclaim beneficial ownership of any such Common Units except to the extent of their pecuniary interest therein, if any. Mohnish Pabrai has the sole power to vote or direct the vote and the power to dispose or to direct the disposition of 2,442 of the Common Units set forth opposite his name in the table above. Mohnish Pabrai and Harina Kapoor share the power to vote or to direct the vote and the power to dispose or to direct the disposition of 10,430 Common Units set forth opposite their names in the table above. Harina Kapoor, in her capacity as President of Rainbee, Inc., has the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of the Commun Units set forth opposite the name of Rainbee, Inc. Harina Kapoor disclaims beneficial ownership of any such Common Units except to the extent of her pecuniary interest therein, if any. Harina Kapoor, in her capacity as account holder, and Mohnish Pabrai, in his capacity as husband and advisor, have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of the Common Units held by the IRA FBO Harina Kapoor. Mohnish Pabrai disclaims beneficial ownership of any such Common Units held by the IRA FBO Harina Kapoor except to the extent of his pecuniary interest therein, if any.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

               Not applicable.

CUSIP No. 85512C105                                          Page 13 of 16 pages
          ---------


ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         This Schedule 13G is being filed jointly pursuant to Rule 13d-1(k). As a result of the relationships among the Reporting Persons described herein, some or all of the Reporting Persons may be deemed to comprise a "group" within the meaning of Section 13 of the Act and the Rules promulgated thereunder. However, the Reporting Persons deny such group status.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

ITEM 10.       CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 85512C105                                          Page 14 of 16 pages
          ---------


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2006

THE PABRAI INVESTMENT FUND II, L.P.

         By:  Dalal Street, LLC, Its General Partner

                  By:  /s/ Mohnish Pabrai
                       ------------------------------------------
                       Mohnish Pabrai, Chief Executive Officer


PABRAI INVESTMENT FUND 3, LTD.

         By:  /s/ Mohnish Pabrai
              ---------------------------------------------------
              Mohnish Pabrai, President


THE PABRAI INVESTMENT FUND IV, L.P.

         By:  Dalal Street, LLC, Its General Partner

                  By:  /s/ Mohnish Pabrai
                       ------------------------------------------
                       Mohnish Pabrai, Chief Executive Officer


DALAL STREET, LLC

         By:  /s/ Mohnish Pabrai
              ---------------------------------------------------
              Mohnish Pabrai, Chief Executive Officer


DALAL STREET, INC.

By:  /s/ Mohnish Pabrai
     ------------------------------------------------------------
     Mohnish Pabrai, Chief Executive Officer


RAINBEE, INC.

By:  /s/ Harina Kapoor
     ------------------------------------------------------------
     Harina Kapoor, President


/s/ Harina Kapoor
-----------------------------------------------------------------
Harina Kapoor


/s/ Mohnish Pabrai
-----------------------------------------------------------------
Mohnish Pabrai

CUSIP No. 85512C105                                          Page 15 of 16 pages
          ---------


                                  EXHIBIT INDEX


EXHIBIT                      DESCRIPTION
--------------------------------------------------------------------------------
EXHIBIT A                    JOINT REPORTING AGREEMENT